SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Filed by the Registrant [   ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]	Preliminary Proxy Statement

[ ]	Definitive Proxy Statement

[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]	Definitive Additional Materials

[X]	Soliciting Material Pursuant to Rule 14a-12

HEWLETT-PACKARD COMPANY

(Name of Registrant as Specified In Its Charter)

WALTER B. HEWLETT

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	Fee not required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials:

[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

[Explanatory note: This filing is being made to amend the Schedule 14A containing participant information filed with the Securities and Exchange Commission on November 16, 2001 to read in its entirety as follows.]

IMPORTANT INFORMATION

Walter B. Hewlett plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of Hewlett-Packard Company (“Hewlett-Packard”) in connection with a meeting of stockholders of Hewlett-Packard to be held for the purpose of voting on various matters relating to the possible merger transaction involving Hewlett-Packard and Compaq Computer Corporation. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents, will be available for free at www.sec.gov. You may also obtain a free copy of the proxy statement, when it becomes available, by contacting MacKenzie Partners at 212-929-5500, or by sending an email to proxy@mackenziepartners.com. Information regarding the names, affiliation and interests of persons who may be deemed to be participants in the solicitation of proxies of Hewlett-Packard’s stockholders is set forth below. Quantified information relating to the security holdings of persons who may be deemed to be participants in the solicitation of Hewlett-Packard’s stockholders may be found in the Schedule 13D filed by Walter B. Hewlett, Edwin E. van Bronkhorst, Eleanor Hewlett Gimon and Mary Hewlett Jaffe on November 14, 2001.

INFORMATION REGARDING PARTICIPANTS

The following persons may be deemed to be participants in the solicitation of proxies referred to above: (i) Walter B. Hewlett; (ii) Eleanor Hewlett Gimon; (iii) Mary Hewlett Jaffe; (iv) Edwin E. van Bronkhorst; and (v) The William R. Hewlett Revocable Trust (the “Trust”).

Walter B. Hewlett, Eleanor Hewlett Gimon and Mary Hewlett Jaffe have direct and indirect beneficial ownership of shares of common stock of Hewlett-Packard. They are also children of William R. Hewlett, a co-founder of Hewlett-Packard. Additionally, Walter B. Hewlett is a director of Hewlett-Packard. Mr. van Bronkhorst has direct and indirect beneficial ownership of shares of common stock of Hewlett-Packard, primarily through his relationships with several trusts that own shares of Hewlett-Packard common stock. The Trust also owns shares of Hewlett-Packard common stock.